

Robert Ayan · 2nd

 **Rayyan Systems Inc.**

 **MIT Sloan School of Management**

Chief Executive Officer at Rayyan Systems

Cambridge, Massachusetts, United States · 500+ connections ·

Contact info

Experience



Chief Executive Officer
Rayyan Systems Inc. · Full-time
Jan 2020 – Present · 1 yr 5 mos
Boston, Massachusetts, United States

Rayyan is a popular AI assisted data extraction and synthesis tool that is helping researchers from more than 180 countries reduce the time they spend systematically reviewing research papers, and to extract greater knowledge and value from unstructured, human readable repositories of data.



Entrepreneur In Residence
Qatar Science & Technology Park · Full-time
Sep 2019 – Dec 2019 · 4 mos

Identifying promising Artificial Intelligence and Machine Learning research for commercialization with a high technology readiness level. Researching the attractiveness of potential commercial applications and market dynamics to determine optimal pathways for viable commercialization. Assembling the resources to launch a startup based on a …see more



Managing Partner
Cambridge Advisors
Jan 2007 – Sep 2019 · 12 yrs 9 mos
Cambridge, MA

Cambridge Advisors is a global consultancy that specializes in developing integrated strategies to foster economic prosperity. We advise both public and private sector clients worldwide on the development of comprehensive strategies to achieve their objectives.



Regional Manager
Brown University · Full-time
Mar 2013 – Aug 2016 · 3 yrs 6 mos
Providence, Rhode Island, United States

Vice President of Business Development
Future Cities Development, Inc.
Aug 2011 – Oct 2012 · 1 yr 3 mos
Tegucigalpa, Honduras

Future Cities Development, Inc. was a startup backed by PayPal's Peter Thiel, and other prominent investors, and was formed to innovate the world's largest industry: government. Its aim was to benefit humanity by creating free societies. We envisioned a world where cities with innovative governance would eradicate poverty, elevate human rights, and cre …see more

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Education



MIT Sloan School of Management
Master of Business Administration (MBA), Information Technology and Business
Transformation



Boston University - School of Management
BSBA, Management Information Systems, Computer Science



Boston Latin School



